Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249719

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 15, 2021

TO THE PROSPECTUS DATED JUNE 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated June 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to provide a preliminary update on the tax characterization of our 2021 distributions;

•	to provide an update on our portfolio;

•	to provide an update on our acquisition pipeline;

•	to disclose the transaction price for each class of our common stock as of October 1, 2021;

•	to disclose the calculation of our August 31, 2021 NAV per share for each class of our common stock; and

•	to provide an update on the status of our current public offering (the “Offering”).

Tax Characterization Estimate of 2021 Distributions

We currently estimate 100% of our 2021 distributions for the year ended December 31, 2021 will be characterized as return of capital for federal income tax purposes.

Portfolio Update

The increase in our NAV this month is reflective of strong market fundamentals, primarily across our multifamily and industrial assets. Multifamily apartments in particular are benefiting from a handful of factors, most of which we have discussed in previous communications, and include: (i) limited supply of for-sale single-family homes, (ii) surging single-family home values, driving a widening affordability gap versus renting, (iii) uncoupling of young adults from parents/roommates, which is in part causing annual household formations to run well above historical levels, and (iv) growth in average household net worth and disposable personal income levels as a result of government transfers and higher asset values. Due to these factors, among others, our multifamily apartments, which represent 54% of our real estate portfolio as of the end of August, have experienced a 9.1% year-over-year rent growth over the trailing 30 days on combined new and renewal leases (up from 6.5% in July), including 13.7% growth on new leases. In addition, due to robust demand and elevated tenant retention rates, our market rate apartments are 97% occupied while our affordable housing assets are 98% occupied.

Acquisition pipeline

Our acquisition pipeline comprises 12 separate transactions totaling $6.2 billion of acquisition value across multifamily (90%), industrial (8%) and net lease (2%) investments.

SREIT-SUP4-0921

October 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2021 (and repurchases as of September 30, 2021) is as follows:

Transaction Price (per share)
Class S	$23.82
Class T	$23.73
Class D	$23.66
Class I	$23.75

The October 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2021. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2021 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All of our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share as of August 31, 2021 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of August 31, 2021 ($ and shares/units in thousands):

Components of NAV	August 31, 2021
Investments in real estate	$8,547,090
Investments in real estate debt	976,946
Cash and cash equivalents	747,389
Restricted cash	453,199
Other assets	521,997
Debt obligations	(4,956,089)
Secured financings on investments in real estate debt	(137,625)
Subscriptions received in advance	(368,368)
Other liabilities	(160,488)
Performance participation accrual	(80,639)
Management fee payable	(5,860)
Accrued stockholder servicing fees (1)	(2,091)
Minority interest	(22,675)
Net asset value	$5,512,786
Number of outstanding shares/units	231,857

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2021, we have accrued under GAAP $196.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of August 31, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$2,649,236	$88,122	$275,821	$2,471,682	$27,925	$5,512,786
Number of outstanding shares/units	111,236	3,714	11,656	104,075	1,176	231,857
NAV Per Share/Unit as of August 31, 2021	$23.82	$23.73	$23.66	$23.75	$23.75

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.1%	5.0%
Hotel	9.3%	8.0%
Office	7.5%	6.1%
Industrial	6.1%	5.1%
Medical office	6.6%	5.7%

These assumptions are determined by the Advisor (except for investments valued by a third party appraisal firm), and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Industrial Investment Values	Medical office Investment Values
Discount Rate	0.25% decrease	+2.0%	+1.7%	+2.0%	+2.0%	+2.0%
(weighted average)	0.25% increase	(1.9)%	(1.7)%	(1.9)%	(2.0)%	(2.0)%
Exit Capitalization Rate	0.25% decrease	+3.4%	+1.6%	+2.9%	+3.5%	+3.1%
(weighted average)	0.25% increase	(3.1)%	(1.5)%	(2.7)%	(3.2)%	(2.9)%

The following table provides a breakdown of the major components of our NAV as of July 31, 2021 ($ and shares/units in thousands):

Components of NAV	July 31, 2021
Investments in real estate	$8,111,818
Investments in real estate debt	983,026
Cash and cash equivalents	542,478
Restricted cash	487,541
Other assets	281,497
Debt obligations	(4,898,200)
Secured financings on investments in real estate debt	(139,035)
Subscriptions received in advance	(405,980)
Other liabilities	(152,454)
Performance participation accrual	(45,428)
Management fee payable	(5,011)
Accrued stockholder servicing fees (1)	(1,729)
Minority interest	(22,182)
Net asset value	$4,736,341
Number of outstanding shares/units	207,270

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2021, we have accrued under GAAP $176.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of July 31, 2021 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$2,301,179	$80,410	$249,349	$2,078,559	$26,844	$4,736,341
Number of outstanding shares/units	100,545	3,528	10,972	91,049	1,176	207,270
NAV Per Share/Unit as of July 31, 2021	$22.89	$22.79	$22.73	$22.83	$22.83

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $8.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 76,541,998 shares of our common stock (consisting of 30,803,598 Class S shares, 689,917 Class T shares, 9,661,723 Class D shares and 35,386,760 Class I shares) in the primary offering for total proceeds of $1.7 billion and (ii) 1,108,882 shares of our common stock (consisting of 595,540 Class S shares, 22,727 Class T shares, 45,635 Class D shares and 444,980 Class I shares) pursuant to our distribution reinvestment plan for a total value of $25.1 million. As of August 31, 2021 our aggregate NAV was $5.5 billion. We intend to continue selling shares in the Offering on a monthly basis.